UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

Commission File Number: 001-41889

CADELER A/S
(Translation of registrant's name into English)

Kalvebod Brygge 43
DK-1560 Copenhagen V, Denmark
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Press Release

Copenhagen, 10 August 2026 – Cadeler today announces that it has signed firm contracts with COSCO Shipping Offshore shipyard in Qidong, China, for the construction of two new T-class offshore wind installation vessels, scheduled for delivery in 2030 and 2031.

Earlier this year, Cadeler secured the equity financing for this investment as part of its long-term strategy to become the preferred offshore wind installation partner and to support the continued growth of the offshore wind industry. The new T-class series vessels have been engineered to be the largest and most capable vessels ever introduced to this market, incorporating breakthrough technologies and operational capabilities that extend well beyond current industry standards. Designed to tackle increasingly complex projects with greater efficiency, versatility and performance, they are expected to open access to new opportunities while reinforcing Cadeler's long-term competitive advantage and commitment to innovation.

The contract builds on Cadeler's established collaboration with COSCO Shipping Offshore shipyard, which has already constructed several vessels as part of Cadeler's newbuild programme. The agreement was secured on competitive commercial terms and reinforces the strong relationship between the two companies. The contract price for the two T-class vessels is approximately EUR 805 million in aggregate.

Mikkel Gleerup, CEO of Cadeler, comments: "As offshore wind projects become larger and more technically demanding, developers need installation partners with the experience, specialised capabilities and modern fleet to deliver them safely and reliably. Our investment in the T-class reflects our commitment to staying ahead of future customer requirements, delivering best-in-class technical solutions and raising the bar for excellence in offshore wind installation.

We are pleased to continue our collaboration with COSCO Shipping Offshore shipyard, with whom we have built a strong and trusted working relationship over several years. Their understanding of our requirements and commitment to quality have made them a valued partner as we continue expanding our fleet."

The T-class vessels form part of Cadeler's long-term fleet expansion strategy and reflect Cadeler’s continued investment in the capabilities required to support the accelerating build-out of offshore wind across key markets. Cadeler is already in discussions with key clients for the deployment of the T-class vessels.

For further information, please contact:

Cadeler Press Office
press@cadeler.com

Mikkel Gleerup
CEO, Cadeler
+45 3246 3102
mikkel.gleerup@cadeler.com

Alexander Simmonds
EVP & CLO, Cadeler
+44 7376 174172
alexander.simmonds@cadeler.com

About Cadeler:
Cadeler A/S (Cadeler) is a pure-play offshore wind installation partner and a global leader in offshore wind turbine transport and installation. The company owns and operates the industry’s largest fleet of jack-up offshore wind installation vessels and is expanding its capabilities into full-scope foundation transport and installation, as well as operations & maintenance. With its modern fleet and depth of expertise across onshore and offshore operations, Cadeler supports the safe, efficient and reliable delivery of offshore wind projects worldwide. Cadeler is listed on the New York Stock Exchange (ticker: CDLR) and the Oslo Stock Exchange (ticker: CADLR). For more information, please visit www.cadeler.com.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 10, 2026                 CADELER A/S
(Registrant)

By: /s/ Mikkel Gleerup
Name:     Mikkel Gleerup
Title:    Chief Executive Officer

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